(d)(3)(B)(i)

May 1, 2017

Voya Investors Trust
7337 East Doubletree Ranch Road
Suite 100

Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement (“ELA”) between Voya Investments, LLC (“VIL”) and Voya Investors Trust (“VIT”), on behalf of Voya Large Cap Value Portfolio (the “Portfolio”), intending to be legally bound hereby, VIL,  the adviser to the Portfolio, agrees that, from May 1, 2017 through May 1, 2018, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio, shall be as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
Name of Portfolio	Classes
	Adviser	Institutional	R6	Service	Service 2
Voya Large Cap Value Portfolio	1.25%	0.65%	0.65%	0.90%	1.05%

We are willing to be bound by this letter agreement to lower our fees for the period from May 1, 2017 through May 1, 2018.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply.  VIL acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future.  This letter agreement shall terminate upon termination of the ELA.

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Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VIT.

Sincerely,

By:	/s/ Todd Modic
Senior Vice President
Voya Investments, LLC

Accepted:

By:	/s/ Kimberly A. Anderson
Senior Vice President
Voya Investors Trust